EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 27, 2025

Miso Robotics, Inc.



Up to $4,830,914.55 of Common Stock and up to 49,075 Bonus Shares
Plus an aggregate $169,082 in Investor Fees

Miso Robotics, Inc. (the "**Company**," "**Miso**," "**we**," "**us**," or "**our**"), is offering up to $4,999,996.56 worth of Common Stock of the Company (the "**Securities**") at a per share price of $4.97. Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $24,999.60 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $24,999.60 by April 30, 2025 (the "**Offering Deadline**"). Unless the Company raises at least the Target Amount of $24,999.60, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The minimum amount of Securities that can be purchased is $1,003.94 per Purchaser (which may be waived by the Company, in its sole and absolute discretion).

Each investor must invest a minimum of $1,003.94 (202 shares). Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to 3.5% per investment. DealMaker Securities LLC will receive a cash commission on this fee. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,003.94 minimum securities purchase amount per investor, making the total minimum investment amount, inclusive of the investor fee, $1,039.08.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Security Purchase Amount	$1,003.94	$75.30	$928.64

Investor Transaction Fee (3)	$35.14	$2.64	$32.50
Target Offering Amount	$24,999.60	$1,874.97	$23,124.63
Maximum Offering Amount	$4,999,996.56	$374,999.74	$4,624,996.82

(1) Does not include accounting fees, legal expenses, transfer agent fees, expenses of marketing the offering or escrow agent fees.

(2) In addition to the seven and one half percent (7.5%) commission on cash proceeds received in the Offering, the Intermediary's affiliates, will also receive a $5,005 monthly fee.

(3) The Company will charge each Investor a fee of three and one half percent (3.5%) of the Investor's investment amount ("Investor Processing Fee"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the $1,039.08 minimum investment per Investor (202 Shares). The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY

SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 9.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH

PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS,

WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the Company's website at www.misorobotics.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company, nor any of its predecessors (if any), previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates relating to the Company reaching its target amount will be filed on Form C-U in the SEC's EDGAR filing system.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Company

We have a limited operating history upon which you can evaluate our performance, and have not yet generated profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters. Our company was incorporated under the laws of the State of Delaware on June 20, 2016, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $4.97, plus a 3.5% Investor Transaction Fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

The auditor included a "going concern" note in its audit report. The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $24,452,313 and $45,423,112 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $113,692,917 and cash of $6,849,946, relative to negative operating cash flows of $22,804,413 in 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Our public partnerships do not guarantee revenue. Our partnership with brands such as Jack in the Box and White Castle do not obligate those partners to lease or purchase any of the Company's robots. Despite significant cost of revenues and expense incurred to develop these partnerships, we may not realize sustained or any revenue from them.

Our current and historical revenue is highly concentrated. The majority of our current and historical revenue is highly concentrated in two customers, CaliBurger and White Castle. Because we have historically relied on revenue from a small number of customers and they may decide to terminate their relationships with the Company, there is a risk that the Company may see a significant decrease in revenue.

We are currently dependent on a few key personnel. Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. We might not be able to execute on our business model if we were to lose the services of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We could be adversely affected by product liability, personal injury or other health and safety issues. We could be adversely impacted by the supply of defective products. Defective products or errors in our technology could lead to serious injury by restaurant and kitchen workers. Product liability or personal injury claims may be asserted against us with respect to any of the products we supply or services we provide. It is our responsibility to have a quality management system and training procedures in place and to audit our suppliers to ensure that products supplied to our company meet proper standards. Should a product or other liability issues arise, the coverage limits under insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain such insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital. The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it may lack sufficient funds to pay for the required actions. Specifically, certain international filing deadlines are quickly approaching as of the date of this Offering Circular and the Company may lack sufficient funds to pay the government and legal fees associated with making such filings. Additionally, certain U.S. provisional patent applications are scheduled to expire and the Company could lose its priority date with regard to the subject matter of such provisional applications in the event the Company lacks sufficient funds to pay the applicable maintenance fees. The issued utility patients, have maintenance fees that are due three and a half years, seven and a half years, and eleven years after the grant date. Below, we set out maintenance fees for the first payment dates for our pertinent un-issued patents:

APPLICATION NUMBER	STATUS	TYPE OF PATENT	MAINTENANCE FEE DEADLINE
17/172,282	Issued	Utility: Continuation	Final Due Date: 4/4/35
16/100,889	Issued	Utility: Non-Provisional	Final Due Date: 2/16/33
16/534,169	Issued	Utility: Non-Provisional	Final Due Date: 12/7/33
16/281,088	Issued	Utility: Non-Provisional	Final Due Date: 6/7/34
16/676,088	Issued	Utility: Non-Provisional	Final Due Date: 2/14/35
17/517,907	Issued	Utility: Continuation	Final Due Date: 12/5/35
16/938,964	Issued	Utility: Non-Provisional	Final Due Date: 11/5/36
16/392,539	Issued	Utility: Non-Provisional	Final Due Date: 8/23/34
16/534,207	Issued	Utility: Non-Provisional	Final Due Date: 11/9/33
17/873,041	Issued	Utility: Continuation	Final Due Date: 9/5/35
17/727,363	Issued	Utility: Non- Provisional	Final Due Date: 9/10/36
17/829,466	Issued	Utility: Non- Provisional	Final Due Date: 11/5/36

Our failure to attract and retain highly qualified personnel in the future could harm our business. As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Our newest technology is not yet fully developed. We are still developing components of Flippy and our Innovation Labs products that may eventually go into mass production. We have delivered working versions of our Flippy to our corporate partners, however, we may be unable to convert our current versions to a viable product that can easily be replicated and put into mass production. Additionally, we may not be able to make a transition to mass production, either via in house manufacturing or contract manufacturers.

Some of our Officers and Directors currently hold multiple positions. Our CEO and President Richard Hull, and Robert Lunny currently serve as directors, officers, or advisors to other companies. At times there may be conflicts of interest between Miso Robotics and these other companies, including the time spent by the referenced individuals in the performance of their management duties to these other companies compared to Miso Robotics. These individuals currently spend the following numbers of hours per week on average working on Miso Robotics related activities:

Richard Hull, 40 hours per week and Robert Lunny, 40 hours per week. If our management is not able to devote a sufficient amount of time to Miso Robotics, our financial and operational performance may be negatively impacted.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors. In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

The Company may become subject to legal liability for claims brought by an employee. On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and, in conjunction with its insurance carrier, is defending against the action. However, in the event that the Company be found liable for wrongful termination, we may not only experience legal and financial liability, but also negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. As of January 14, 2025, the Company is awaiting judgment from the Court of Appeals.

Your rights as a holder of Common Stock may be limited by the number of shares held by entities affiliated with the Company's management and common shareholders. Future VC SPV, LLC, CCC HelloTech, LP, Future VC, LLC, James Buckly Jordan, Canyon Creek Capital II, LP and Rise of Miso, LLC collectively hold 15,688,903 shares of Common Stock. Rise of Miso, LLC is controlled by John Miller who is an investor in the Company via direct holdings and via CaliBurger's holdings (as well as a director of Miso), and Future VC SPV, LLC is controlled by James Jordan, who is an investor in the Company, as well as its previous Chairman and President. Such affiliates could substantially influence any vote that requires majority approval of the holders of Common Stock.

Risks Related to the Securities

Investors in the company's Common Stock have assigned their voting rights. In order to subscribe to shares of Common Stock in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the Company's President. This irrevocable proxy will limit investors' ability to vote their shares of Common Stock until the events specified in the proxy, which include the company's IPO, which may never happen.

There is no current market for any shares of the Company's stock. There is no formal marketplace for the resale of the Company's Common Stock. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral.

Our Eighth Amended and Restated Certificate of Incorporation has a forum selection provision that requires certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to interest holders. Under Article 12 of our Eighth Amended and Restated Certificate of Incorporation, stockholders are required to resolve disputes related to the governance of the Company in the Court of Chancery located in the State of Delaware. The forum selection provision applies to (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine.

Our Eighth Amended and Restated Certificate of Incorporation further provides that should the Court of Chancery in the State of Delaware not have subject matter jurisdiction over the matter, or there is an indispensable party not subject to the jurisdiction of the Court of Chancery, then the suit, action, or proceeding may be brought in the appropriate federal or state court. Under the terms of Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933 of Securities Exchange Act of 1934

The forum selection provision in our Eighth Amended and Restated Certificate of Incorporation may limit interest holders' ability to obtain a favorable judicial forum for disputes with us or our officers, directors, employees or agents, which may discourage lawsuits against us and such persons. The requirement that action to which this provision applies be heard in the Court of Chancery in the State of Delaware may also create additional expense for any person contemplating an action against the Company or limit the access to information to undertake such an action, further discouraging lawsuits.

It is also possible that, notwithstanding the forum selection clause included in our Eighth Amended and Restated Certificate of Incorporation, a court could rule that such a provision is inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Regulation Crowdfunding shares are restricted to a 12-month lock-up period. Regulation Crowdfunding shares are restricted to a 12-month lock-up period, and therefore, shares in this offering cannot be traded on a public exchange during this time.

Using a credit card to purchase shares may impact the return on your investment. Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the DealMaker processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We are offering a discount on our stock price to some investors in this offering. Some investors who participate in this offering are entitled to Bonus Shares resulting in a discount to the share price paid by such investors in this offering; see "Bonus Shares." Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

BUSINESS

Our Business

Business & Market Opportunity

Miso develops leading-edge artificial intelligence ("AI") and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market. The Company believes that it:

- Marries AI capabilities and market momentum to power its food technology innovation;

- Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;

- Frees up labor to be redeployed into functions that bring restaurant operators more value; and

- Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016. Located just a few miles from its roots at Caltech, it is headquartered in Los Angeles, California.

In 2016, Miso helped create today's food automation industry when it launched the first AI-powered, burger-flipping robot named "Flippy." Through its early efforts, Miso quickly discovered that a business opportunity existed which was actually far larger than flipping burgers – fried foods. While even the busiest restaurants may cook only modest amounts of burgers each day, a great many restaurants serve French fries with almost everything. Accordingly, staying true to its original mission, Flippy soon shifted to the fry station, and today can cook not only fries, but also onion rings, chicken nuggets, and all sorts of other fried food items.

Over the past twenty years, restaurant front-of-the-house operations have undergone massive innovation with the introduction of point-of-sale systems, AI order-taking in the drive thru, mobile ordering, third party delivery, and online reservation platforms such as OpenTable (whose former President and Chief Technology Officer sits on Miso's board of directors). Over that same period, however, the back-of-the-house operations have remained relatively unchanged.

Today, restaurant innovation is finally shifting to the kitchen. We believe this change is heavily driven by restaurants' urgent need to solve their growing inability to source and retain long-term kitchen labor, a problem which was further accelerated by the COVID-19 pandemic. And we believe that this problem has become perhaps the single most important issue facing restaurants. Further, with birth rates dropping materially in most countries around the globe,[1] we believe this labor crisis stands to only become worse.

Additionally, we believe that daily advances in AI, rapidly escalating minimum wages (such as California's recent switch to a $20 per hour restaurant minimum wage), and the commoditization of robotics have combined to create massive momentum in the restaurant automation space. We believe that Flippy's automation of the fry station represents a potentially massive $4 billion revenue opportunity for Miso alone in a market that, importantly, remains fragmented, underdeveloped, undercapitalized, and ripe with growth opportunities for a company with Miso's first-mover advantage.

Miso has recently sharpened its product focus, evolved its leadership, and injected the cost and infrastructure disciplines necessary for rapid scaling and commercialization of its products.

AI Functionality

Flippy's core functionality leverages computer vision and machine learning models to seek to accurately identify various types of food items placed in its input bins. Through real-time image analysis, Flippy classifies food types such as French fries or chicken tenders, enabling it to adjust cooking parameters dynamically based on the identified food type and preset user preferences.

Key highlights of Flippy's AI and machine learning applications include:

- **Food Recognition**: Utilizing state-of-the-art image processing algorithms, Flippy can distinguish between different food items to dynamically adjust cooking parameters - such as timing and priority - based on the specific food type recognized, as well as pre-configured user preferences.

- **Self-Healing AI**: Our Self-Healing AI allows Flippy to detect and resolve issues automatically using sensor data, which reduces downtime and the need for manual fixes.

- **Vision AI**: Our improved Vision AI capabilities enable Flippy to detect, track, and handle its navigation with incredible precision. This technology ensures Flippy can operate seamlessly in all types of kitchen environments— even under challenging conditions.

(1) *United Nations Word Population Prospects 2022 (htts://population.un.org/wpp/)*

- **Scheduling AI**: Our new Scheduling AI helps Flippy divide the best order of tasks to speed up cooking, reduce wait times, and maintain food quality, while freeing up staff to focus on other important tasks.

Customers

Prior to entering into long-term agreements with potential customers, Miso may undertake a pilot program to determine the best fit and use cases for integrating Flippy into the customers' meal preparation procedures. In a pilot program, Miso will install a Flippy unit in one or more restaurants and gather data associated with the Flippy performance. Pilots are designed to be limited engagements, and they have typically lasted for approximately two years. To date, the Company has initiated five pilots, with one ongoing with Jack in the Box Inc.

Typical terms of a pilot program include Miso's obligation to provide the equipment for testing, training for personnel on the operation of the equipment, and support as needed. Each customer establishes its own key performance indicators for what defines a successful evaluation of the product.

After a customer completes an evaluation and an initial pilot program, we may then enter into a long-term master services agreement ("MSA") under which the customer licenses the use of our technology for a longer period of time, and Miso provides the hardware, software, and support for the product. These MSAs generally include an initial multi-year term, under which Miso will invoice the customer on a monthly basis. We charge an ongoing monthly fee, and often an additional fee for delivery and installation. A form of the MSA is included as Exhibit 6.7 to this Offering Statement.

The Company has entered into MSAs with the following customers:

NAME OF ENTITY	START DATE	END DATE
CaliBurger (CaliExpress by Flippy)	November 21, 2023	Uninstalled September 24, 2024
CaliBurger Westlake	November 30, 2021	Uninstalled December 2, 2024
CaliBurger Shoreline	August 31, 2021	Uninstalled December 3, 2024
White Castle Systems Inc	February 14, 2022	Ongoing

The Company has valued its relationships with CaliBurger and White Castle, with those two companies also being responsible for the majority of our current and historical revenue. During the six months ended June 30, 2024 and December 31, 2023, CaliBurger and White Castle accounted for 0% and 86% of revenues. As of June 30, 2024 and December 31, 2023, 78% and 86%, respectively, of the Company's accounts receivable were with these two companies.

Principal Products and Services

Miso's signature product is "Flippy," a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods and is designed with extensive AI skill sets and machine learning capabilities.

With automation, frying can be both improved and optimized through, among others:

· temperature and cooking uniformity that creates a more consistently positive experience for customers;

· sustainability benefits, including reduction of food waste and expensive frying oil usage;

· increased employee safety, including reduction of injuries, workers' compensation claims, and sick days;

· redeployment of kitchen labor into higher value functions;

· increase of speed of service and throughput; and

· an enclosed cooking station that prevents cooking fumes and heat from entering the kitchen.

In 2024, the Company focused on designing and delivering a new generation of Flippy to leverage Miso's proprietary learnings and evolve Flippy into a more sophisticated product that can create the confidence needed for restaurants to move from experimentation to full-scale deployment across numerous locations. The Company did this by using three parallel workstreams: (1) engaging existing and potential restaurant partners in the design conversation in new ways; (2) leaning into strategic partnerships that can give us an advantage over our competitors; and (3) leveraging the experience of our team to build upon the early-stage spirit of Flippy's original creators.

The result has been a significant evolution in the Flippy product, which is now half the size, twice as fast, 70% quicker to install, and far more reliable than its predecessor.

The Company believes that a single Flippy could create a gross positive margin impact of over $50,000-250,000 annually *per location* (depending upon annual sales) for restaurant owners by reducing the costs associated with labor, oil usage, and food waste, and increase revenue through faster speed of service and other factors.

As of January 27, 2025, Miso has 13 Flippy units leased to partners at White Castle and Jack in the Box. In late October 2023, White Castle publicly announced that it intends to include a Flippy "in nearly one-third of the company's approximately 350 brick-and-mortar White Castle restaurants."[2]

The Company leases hardware & software as a service to the customer on a subscription basis. Customers may pay an upfront fee for shipping and installation. Customers lease Flippy units with monthly payments and have optional additional monthly recurring fees for upgraded and custom features and services. The Flippy unit includes the following:

- Overhead rail structure
- Robotics arm
- Vision system
- Tablet and kitchen analytics software
- Flippy Control unit
- Miso Safety system
- Autobin™ or Autobasket™ system

The Company maintains ownership of the products it leases to customers. For any service issue, the customer notifies the Company, which provides unlimited technical support and staff training. The Company pays for all repairs, including replacement of parts for units under warranty, and regular maintenance of the equipment.

The Company continues to review and update its pricing and pricing models as its technology and the food technology market in general evolve.

Flippy has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and receives an NRTL approval to meet stringent electrical safety standards.

Miso's Innovation Lab

Miso views its Innovation Lab as a research and development "sandbox" – a safe space to experiment with new ideas and cutting-edge research and design. Leveraging today's frenetic pace of AI evolution, Miso's Innovation Lab is working to create first-ever solutions and new intellectual property ("IP") to solve what it believes to be the restaurant industry's most impactful problems. With Miso's engineers being experimentalists at heart, its Innovation Lab is where the Company plants its seeds – some of which will work, and some of which won't. But for the seeds that *do* sprout and prove a robust product-market fit, Miso can allocate future resources and infrastructure to support them in a de-risked fashion.

While Miso's current early-stage products may have been piloted with certain restaurant partners, Miso solely owns and controls the substantial library of resulting IP and technology. Going forward, Miso will execute Innovation Lab

(2) https://www.today.com/food/restaruants/white-castle-hire-100-robots-rcna16770

product development only when a restaurant partner is committed to also sharing the development costs of a specific product. This strategy de-risks development, adds a cost-focused discipline, and mandates that restaurant partners have "skin in the game."

The Company's past experiments include, among others, automation related to beverage dispensing, tortilla chip frying, and coffee freshness.

Innovation Showroom

The primary effort for Miso's Innovation Lab during 2024 was the launch of a summer "pop up" innovation showroom and test kitchen that featured Flippy in a real-world restaurant setting. Located only one block from Miso's laboratory and corporate offices in Los Angeles, CA, the Company's innovation showroom was launched as a limited time, working restaurant operated under the name "CaliExpress by Flippy" with a mission to prove the ability to successfully operate a semi-autonomous kitchen of the future where humans and robots worked together. The industry has often talked about doing it, but Miso actually did it. The restaurant was a joint effort with Miso's long-time customer CaliBurger, a popular regional burger brand.

The pop-up featured a working Flippy that cooked all the location's fried items, and the décor of the restaurant featured a history of Flippy, including actual artifacts and photography from throughout Flippy's evolution. This initiative became an additional tool for demonstrating and validating Flippy's operation in a live restaurant setting for potential Flippy customers and shareholders alike. This effort received national and international press attention that we believe elevated the value of Miso's brand as the leader in kitchen AI and automation. The summer pop-up was wound down after the summer as intended.

Data

We believe that Miso has built and piloted more autonomous frying robots than all of its competitors combined. Through these efforts, Miso has gathered data detailing how AI and robotics frying products perform in actual kitchen environments, and the Company believes that it has gathered more actual kitchen data related to AI and robotics frying than any other company on the planet.

The Company is continuing to collect data from the units in the field, including the newly installed next generation Flippy units, which have more sensors that allow additional data that was previously unavailable. Additional announcements related to Miso's data assets and monetization strategies are expected later in 2025 and 2026.

Material Events

Ecolab Partnership & Strategic Investment

Pursuant to agreements dated March 10, 2023, the Company received a $15 million strategic investment from Ecolab. Ecolab is a global leader offering water, hygiene, and infection prevention solutions and services to thousands of restaurants, hotels, hospitality locations, and theme parks. As of 2023, Ecolab reported having over 47,000 employees, 6,000 of which are focused on sales. Miso believes this partnership will result in:

- An established, dedicated sales team for Flippy within Ecolab's sales operation
- Product development collaborations.
- Creating other upcoming initiatives.

Over the past months, we've grown our strategic partnership with our investor, Ecolab, through establishing a dedicated sales team for Flippy within Ecolab's massive sales operation (in addition to Miso's own sales team), working on product development collaborations, and creating other upcoming initiatives.

Strategic Collaborations

The Company regularly collaborates with major technology partners whereby it can receive unique access to new technology, expertise, and other benefits. Strategic collaboration partners include, among others, NVIDIA (NASDAQ: NVDA) and Amazon (NASDAQ: AMZN).

Intellectual Property

As of January 6, 2025, Miso owns 27 patents in various stages, which include 13 issued, 7 published, 1 allowed and 6 pending patents. Other patent filings are in process. Miso leverages these patents and its other proprietary data across Flippy and its Miso Innovation Labs products.

Employees & Awards

Miso employs a respected team of roboticists, engineers, and industrial designers that has included talent from, among others, Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Harvey Mudd, Art Center, NASA, Microsoft, Motorola, Zoox, Amazon, iRobot, Nokia, and SpaceX. Miso currently has approximately fifty-five full-time employees and three part-time employees.

Among other awards, the Company was named 2024 Most Loved Workplace in Newsweek, 2024 Products That Count Leader, 2024 Los Angeles Business Journal's LA500, 2023 Most Innovative Company by Fast Company, 2022 Most Innovative Company by Fast Company, Best Paper Finalist for Industrial Robots Research for Applications at IROS 2022, and 2021 Startup of the Year by HackerNoon.

Manufacturing

Miso currently assembles Flippy using a third-party assembly and services partner.

Flippy currently utilizes a six-axis robotic arm, and a rail, which is agnostic to rail motor manufacturers.

The components used to create Flippy are sourced through various licensed distributors or are created by Miso itself. Along with constantly developing new components and parts, Miso is currently evaluating vendors for manufacturing Flippy at scale.

The strategy for manufacturing may change over time depending upon production volumes and commitments.

Market

Currently, there is turmoil in the restaurant industry. We believe the quick serve restaurant sector shoulders a large amount of this turmoil. Specifically, we have seen:

- An inability to hire a sufficient number of employees to work in kitchens.
- In April 2024, the state of California increased the minimum wage for restaurant employees to $20 per hour and will likely have an additional increase during 2025.
- Twenty-five other states have also raised their minimum wages during 2024.
- Increased menu pricing has caused consumers to turn away and revenues to decline.
- From January 1, 2023, through December 2024, over twenty restaurant chains and large operators declared bankruptcy.

Despite these series of events, we believe this fact pattern poses a unique opportunity for Miso to utilize its automation and technology for the benefit of the quick serve restaurant sector.

Competition

There are several competitors who have built robotic machines for use in kitchens. Along with a first-mover advantage in the space, we believe that Miso Robotics offers a more versatile solution that better meets the needs of commercial kitchen environments and is backed by our much larger collection of data from real world experimentation. Competitors include:

- Nala Robotics – A developer of kitchen automation products, including a dishwasher, frying machine, pizza-making station, and fully automated multi-cuisine chef.

- Hyphen – A designer and builder of makelines that automate food production to increase efficiency in the kitchen.

- Lab2Fab – A restaurant and bar management platform that uses robotics, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

- Picnic – A developer of a robotic food system designed to automate the pizza-making process.

- Middleby – A longtime manufacturer and distributor of traditional kitchen equipment, which is hoping to innovate through various automation initiatives.

Property

The Company leases its main office at 680 E Colorado Blvd, Suite 330, Pasadena, CA, which serves as its corporate headquarters. The Company also leases space across the street at 650 E Green St, Pasadena, CA, which is used as a research and development laboratory and test kitchen. The leases on the properties have a term of 18 months and 5 years, and began on September 1, 2023, and November 1, 2021, respectively.

Litigation

On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and, in conjunction with its insurance carrier, is defending against the action. As of January 14, 2025, the Company is awaiting judgment from the Court of Appeals.

USE OF PROCEEDS

Assuming a maximum raise of $4,999,996.56 to the Company, the net proceeds of this offering would be approximately $4,624,996 after subtracting estimated offering costs of $375,000, not including some subscription fees to DealMaker Securities LLC in commissions. If Miso successfully raises the maximum amount under this raise, the Company intends to fund ongoing product development efforts, including contract manufacturing; hire additional personnel in engineering and sales; and deploy strategic marketing to bring in more leads and customers.

Assuming a raise of $2,499,998, representing 50% of the maximum offering amount, the net proceeds would be approximately $2,312,498 after subtracting estimated offering costs of $187,500, not including some subscription fees to DealMaker Securities LLC in commissions. In such an event, Miso would spend less on sales and marketing and hire fewer engineers but still be able to fund its minimum viable product and move into full production.

Assuming a raise of $250,000, representing 5% of the maximum offering amount, net proceeds would be approximately $231,250 after subtracting estimated offering costs of $18,750, not including some subscription fees to DealMaker Securities LLC in commissions.

Please see the table below for a summary our intended use of proceeds from this offering:

The Company does not intend to use any proceeds from this offering to pay back any outstanding promissory notes.

Category	If Target Offering Amount of $24,999.60 is Raised(1)	If $250,000 is Raised (1)	If $2,500,000 is Raised (1)	If the Maximum Amount of $4,999,996.56 is Raised(1)
Product Development	55%	55%	55%	55%

Non-Product Development Payroll	15%	15%	15%	15%
General Administrative (2)	10%	10%	10%	10%
Marketing	20%	20%	20%	20%

(1)   Usage is by percentage of the amount of the capital raised in the various scenarios after the reduction of the Broker and affiliates compensation, including the Investor Transaction Fee.

(2)   General Administrative expenses consist of legal, audit and payroll costs.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Intermediary Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC and its affiliates (i) a recurring cash fee of $5,005 per month for so long as the Offering is open; and (ii) a cash fee consisting of a seven and one half percent (7.5%) commission based on the dollar amount of the Securities sold in the Offering.

DIRECTORS, OFFICERS, AND MANAGERS

Name	Position	Age	Term in Office
Executive Officers			
Richard Hull	CEO & President	55	Indefinite, appointed May 2023
Bachir Kharraja	CTO	57	Indefinite, appointed November 2023
Robert Lunny	CFO	58	Indefinite, appointed July 2024
Alana Abbitt	CPO	38	Indefinite, appointed January 2023
Directors			
Richard Hull	Director	55	Indefinite, appointed October 2024
Joseph Essas	Director	50	Indefinite, appointed December 2019
Thomas Bruderman	Director	53	Indefinite, appointed March 2020
John Miller	Director	45	Indefinite, appointed November 2022
Significant Employees			

| Jeremy Spring | VP of People | 48 | Indefinite, appointed August 2024 |
| Dennis Lock | VP of Sales | 53 | Indefinite, appointed December 2024 |

Richard Hull, Chief Executive Officer

Richard Hull is a CEO, founder, and investor with a 25-year history of operating and scaling successful technology and media companies. He's a founder of the ViX streaming service (formerly known as Pongalo), the first and largest streaming service for Spanish speakers, which was acquired in 2021 by TelevisaUnivision. Named by Apple as its 2022 TV App of the Year, ViX features 50,000 hours of films and TV shows, exclusive live soccer, and premium original content. At TelevisaUnivision, Rich managed a $1.5 billion P&L, and led most of the company's first significant digital distribution deals with players such as Amazon, Roku, and others. For ViX, Variety awarded him its Dealmaker of the Year honors; Forbes named him to its Forbes 1000 list of America's top entrepreneurs; and OTT.X, the trade organization of Hollywood's streaming industry, awarded him its OTT.X Hero Award. Previously, Rich was founder and CEO of Avalanche! Capital, where he built a portfolio of 30 successful tech and media investments, and acted as adviser on over $1 billion of deals with Disney, Netflix, and others.

Bachir Kharraja, Chief Technology Officer

Bachir Kharraja holds two PhD's, the first in Physics and the second in Astrophysics, along with a master's degree, and he has held senior roles at large and small companies that include Motorola, iRobot, and Bluefin Robotics. He has extensive experience developing software and robotics, and he was most recently CTO of skyTran, where he evolved an academic research project born in a NASA laboratory into a launchable jet-like vehicle for urban transportation.

Robert Lunny, Chief Financial Officer

Robert Lunny is an operationally oriented finance executive with over 20 years of experience managing scale up environments as well as turnaround situations, building scalable infrastructure and systems, recruiting and mentoring high performing teams, leading cross-functional teams to achieve strategic objectives. He has held several CFO positions at venture capital-backed early-stage to middle market companies. Most recently he was the CFO at DYPER, from 2020 to 2024. Prior to this, he was with Hat Club from 2013 to 2017 and Green Light Cost Management from 2009 to 2013.

Alana Abbitt, Chief Product Officer

Alana Abbitt leads product development of Miso's current portfolio and innovation initiatives under co-development agreements. Prior to joining Miso, Alana worked at Amazon where she built and ran the services organization for consumer electronics and IoT company, Ring, both before and after its acquisition by Amazon. At Ring, she was responsible for the product strategy, including P&L and go-to-market, in over 200 markets. Throughout her career, Alana has worked in startups and public companies in the tech industry building and scaling service-based businesses. She holds a bachelor's degree from USC Marshall School of Business and an MBA from NYU Stern.

Joseph Essas, Director

Joseph Essas was formerly President and Chief Technology Officer at OpenTable (part of Booking Holdings). In his role, Joseph oversaw all Product Development and Engineering initiatives at the company, as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony, where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo!, where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman's responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Mr. Bruderman previously served as a registered representative with a subsidiary of Fidelity from 1999 to 2004. In April 2006, Mr. Bruderman was barred from association with any FINRA member firms following a non-appearance at an interview with FINRA representatives. Mr. Bruderman was further sanctioned by the SEC in March 2008 and April 2011 for receiving undocumented compensation related to his activities placing orders for securities transactions, and failing to disclose certain conflicts of interest.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

John Miller, Director

John Miller is the CEO of PopID and the Chairman of Cali Group, a holding company focused on technology investments in the restaurant and retail industries. Through Cali Group, he has been a co-founder and seed investor in Cali Group's portfolio companies, including: CaliBurger, Super League Gaming (Nasdaq: SLGG), Miso Robotics, Kitchen United, Vyblee, and PopID. Prior to starting Cali Group, John was an early employee at Arrowhead Pharmaceuticals (NASDAQ: ARWR) and helped grow it over 8 years. John graduated Order of the Coif from Stanford Law School in 2003.

Jeremy Spring, Vice President of People

Jeremy J. Spring serves as the Vice President of People at Miso Robotics, overseeing Human Resources, Facilities, Talent Acquisition, and professional development initiatives. With over 15 years of leadership experience in talent acquisition, HR and organizational development, Jeremy has played a pivotal role in building thriving, innovative teams in technology-driven environments.

Prior to joining Miso Robotics, Jeremy held senior talent acquisition roles at prominent technology companies, including Astra Space, Virgin Hyperloop, and Uber Technologies among other established and startup technology companies. At Astra Space, a space launch company known for becoming the fastest aerospace startup to successfully launch a rocket into orbit, Jeremy managed a $6m talent acquisition budget during an aggressive post-IPO hiring ramp. He led the effort in attaining headcount growth from 150-400 full-time employees in FY 22.

At Virgin Hyperloop, Jeremy managed Talent Acquisition and People strategy for US & International (UAE) offices, growing the organization by 3.5X in FY21, improving overall product design & capabilities.

At each company Jeremy's been, he's created high-impact People & Talent Strategies and implemented scalable processes for technical and executive recruiting, Human Resources, and professional development for a diverse, world-class Engineering and Professional teams.

He is also the Co-Founder of Élever Professional, LP, a boutique recruitment consultancy specializing in strategy and executive search, and James Lincoln Athletics, a sporting goods company in the Premium Baseball category. Jeremy holds a Master of Fine Arts in Fiction from Texas State University and a Bachelor of Arts in English from the University of Washington.

Dennis Lock, Vice President of Sales

Dennis Lock is a 35-year Sales Professional with 25+ years of experience in Sales Leadership roles. Since the start of his career at Dietz & Watson meat company, Dennis has become a specialist at launching new concepts in both product lines and industries. With stops at Pinnacle Foods (now ConAgra), US Foods, Chowbotics (now DoorDash) and Structural Concepts, Dennis has created success in the Food Manufacturing/Distribution, Food Robotics and Heavy Retail/ Foodservice Equipment spaces. During his time in the Food Manufacturing/ Distribution, Dennis produced over $1 billion of organic sales growth, through successful entries into the Department of Defense, Education, Grocery and National Chain Restaurants. After a successful transition from Food Manufacturing/ Distribution to Equipment/ Robotics, Dennis led the commercial launch team at Chowbotics, Inc. with Sally the Robot. Sally introduced the Healthcare, Hospitality, B&I, Grocery and Higher Education verticals to Food Automation in 2018. Dennis's success led Chowbotics to a full acquisition in 2021 by DoorDash. Since joining the Robotics Equipment industries, Dennis has also overseen the submission and award of 2 National Restaurant Association's Kitchen Innovation prizes for the most innovative product(s) in 2019 (Chowbotics - Sally the Robot) and 2023 (Structural Concepts - Autonomous Retail Merchandiser).

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets out, as of December 31, 2024, Miso's voting securities that are owned or controlled by our executive officers, directors and other persons holding more than 10% of the company's voting securities.

Title of Class	Name of Holder and Address	Amount and nature of ownership	Amount and nature of ownership and acquirable ownership	Percent of Class (1)
Common Stock	Future VC SPV, LLC (2) 1661 E Franklin Ave El Segundo, CA 90245	9,073,549	10,241,716 (3)	15.530%
Common Stock	CCC HelloTech, LP (2) 1661 E Franklin Ave El Segundo, CA 90245	1,407,223	1,407,223	2.134%
Common Stock	Canyon Creek Capital II, LP (2) 1661 E Franklin Ave El Segundo, CA 90245	1,050,000	1,050,000	1.592%
Common Stock	Future VC, LLC (2) 1661 E Franklin Ave El Segundo, CA 90245	1,365,098	1,365,098	2.070%
Series A-1 Preferred Stock	Ecolab, Inc. (4) 1 Ecolab Place St. Paul, Minnesota 55102	3,015,323	6,030,646 (5)	100%
Common Stock	Richard Hull	20,609,532	20,609,532 (7)	31.250%
Common Stock	James Jordan	1,431,381 (6)	2,323,126 (8)	3.523%
Common Stock	Joseph Essas	105,000	126,000 (9)	0.191%
Common Stock	Thomas Bruderman	0	198,869 (9)	0.302%
Common Stock	John Miller	340,235	340,235	0.516%
Common Stock	Bachir Kharraja	0	100,000 (9)	0.152%
Common Stock	Alana Abbitt	0	80,000 (9)	0.121%
Common Stock	**Officers and Directors as a Group**	**38,398,434 (10)**	**43,873,538 (11)**	**66.524%(12)**

  (1) This column includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

  (2) James Jordan has the voting power with respect to the shares of Common Stock.

  (3) This amount represents the aggregate number of Common Stock shares that are currently owned (as shown in the first column) and acquirable, with the latter being acquirable solely via warrants to purchase Common Stock.

  (4) Ross Skadsberg, Ecolab's Vice President of Growth Ventures, has the voting power with respect to the shares of Series A-1 Preferred Stock.

(5) This amount represents the aggregate number of Series A-1 Preferred Stock shares that are currently owned (as shown in the first column) and acquirable, with the latter being acquirable solely via warrants to purchase Series A-1 Preferred Stock.

(6) This amount represents (i) 105,000 shares which are owned by IRA Services Trust Company (custodian for the benefit of James Jordan); and (ii) 1,326,381 which are owned by Mr. Jordan.

(7) This amount represents 20,609,532 shares of Common Stock, which DealMaker Transfer Agent acts as transfer agent and on behalf of which Mr. Hull is entitled to vote via a voting proxy to the Company's current President to which all current crowdfunding investors previously agreed upon purchase of their shares and which is substantially the same as the voting proxy included in this Offering. More information on such proxy in relation to this Offering is included herein under various sections, including those related to Offering Terms, Risks Related to the Securities in this Offering, and Voting Rights and Proxy.

(8) This amount represents the number of Common Stock shares shown in the first column, plus shares that are acquirable by Mr. Jordan, with the latter being acquirable as follows: (i) 742,266 shares via warrants to purchase Common Stock; and (ii) 149,479 shares via options to purchase Common Stock (some of which remain unvested as of the date set forth above).

(9) This represents the aggregate number of Common Stock shares that are owned (as shown in the first column) and acquirable, with the latter being acquirable solely via options to purchase Common Stock (some of which remain unvested as of the date set forth above).

(10) This amount represents the total shares *voted* by Officers and Directors as a Group as follows: (i) 1,876,616 shares owned by Officers and Directors as a Group; and (ii) 20,609,532 shares voted by Mr. Hull pursuant to the explanations above.

(11) This amount represents the total shares *voted* by Officers and Directors as a Group as follows: (i) 3,168,230 shares owned and acquirable by Officers and Directors as a Group; and (ii) 20,609,532 shares owned and acquirable by the entity on behalf of which Mr. Hull votes pursuant to the explanations above.

(12) This amount refers to the percentage of the Common Stock.

The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding number of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

OWNERSHIP AND CAPITAL STRUCTURE

Offering Terms

Securities Offered To Investors	Maximum of 972,015 shares of Common Stock, plus up to 49,075 Bonus Shares of Common Stock
Minimum Investment	$1,003.94, or 202 shares of Common Stock
Securities outstanding before the Offering as of January 27, 2025:	
Common Stock	47,358,893 shares
Preferred Stock	3,015,323 shares
Securities outstanding after the Offering:	
Common Stock (assuming a fully subscribed offering)	48,380,073 shares (includes shares outstanding before the offering, plus up to shares, plus up to Bonus Shares)
Preferred Stock	3,015,323 shares
Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.
Use of Proceeds	The proceeds of this offering will be used for product development, personnel, general overhead, and marketing.

Description of Issuer's Securities

The Company is offering Common Stock to investors in this offering, with a maximum of 972,015 shares of Common Stock, plus up to 49,075 Bonus Shares of Common Stock. We shall not receive the value of the Bonus Shares because investors are not paying the purchase price for these shares. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Eighth Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Eighth Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, our authorized capital stock will consist of 80,000,000 shares of Common Stock, $0.0001 par value per share, and 11,684,802 shares of Preferred Stock, $0.0001 par value per share, with 11,056,183 of those shares of Preferred Stock designated as Series A-1 Preferred Stock.

Further, additional shares of Common Stock will be issued as bonus shares (the "Bonus Shares") to investors that invest during the first three weeks of this Offering. No additional consideration will be received by the Company for the issuance of Bonus Shares and the Company will absorb the cost of the issuance of the Bonus Shares. Investors that invest any amount in the first three weeks from commencement of this Offering will receive the following Bonus Shares amounts:

Date of Investment in this Offering	Bonus Share % offered to Existing Investors	Bonus Share % offered to New Investors

Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Pacific Standard Time ("PST") on the 5th day (03:59 am Coordinated Universal Time ("UTC") on the 6th day) following the Launch Date for Tier 1 ("Tier 1").	5% of the total amount of the shares of Common Stock purchased in this Offering during Tier 1.	3% of the total amount of the shares of Common Stock purchased in this Offering during Tier 1.
Tier 2 begins at the end of Tier 1 and concludes at 11:59 pm PST on the 15th day (03:59 am UTC on the 16th day) following the Launch Date ("Tier 2").	5% of the total amount of the shares of Common Stock purchased in this Offering during Tier 2.	3% of the total amount of the shares of Common Stock purchased in this Offering during Tier 2.
Tier 3 begins at the end of Tier 2 and concludes at 11:59 pm PST on the 30th day (03:59 am UTC on the 31st day) following the Launch Date ("Tier 3").	5% of the total amount of the shares of Common Stock purchased in this Offering during Tier 3.	3% of the total amount of shares of Common Stock purchased in this Offering during Tier 3.

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights and Proxy

Each holder of the Company's Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except as provided by law or by the other provisions of the Eight Amended and Restated Certificate of Incorporation.

In this offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series Series A-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series A-1 Preferred Stock

General

The company has authorized the issuance of Series A-1 Preferred Stock, which contains preferences, and privileges as further described below.

Dividend Rights

The Company is not allowed to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A-1 Preferred Stock then outstanding first receive, or simultaneously receive, on a *pari passu* basis, a dividend on each outstanding share of Series A-1 Preferred Stock subject to the terms of the Series A-1 Certificate of Designation.

Conversion Rights

Voluntary Conversion. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of $4.9779468 by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Each share of Series A-1 Preferred Stock will automatically convert into the Common Stock of the Company at the conversion terms above in the event of a sale of shares of Common Stock to the public at a price of $24.89 per share.

Voting Rights and Protective Provisions

The holders of the Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock would convert on all matters submitted to a vote of the stockholders.

The Series A-1 Preferred Stock includes protective provisions that require that the Company, before taking certain actions, must first obtain the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. Such events include liquidation or winding up of the Company, amending the certificate of incorporation, creating additional classes of shares of the Company, redeem any shares of the Company, pay dividends, or change the number of members of the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive the amount invested, out of available funds of the Company, prior to any distributions being made to holders of Common Stock, such as the investors in this offering.

Anti-Dilution Protection

Holders of Series A-1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Eight Amended and Restated Certificate.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company's employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.
- In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

What it Means to be a Minority Holder

As an investor in non-voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

The valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price of $4.97 for our current Regulation CF Offering was determined after extensive review and paid by Ecolab on its $15 million investment into Miso.

Indebtedness

Name	Amount Outstanding	Interest Rate	Start Date	Maturity Date
Farnam Street Financial	$1,327,458	3.48%	8/1/2022*	1/31/2025****

Camber Road Partners	$2,911,261	25.04%	9/1/2023**	8/31/2026
Bit Playhouse LLC	$183,631	8.50%***	9/1/2023	2/28/2025
J. and R. Pikover Family Trust	$754,339	3.25%***	11/1/2022	10/31/2026

*Start date of fixed monthly rental payments; interim payments were made starting April 2022
**Start date of fixed monthly rental payments were made starting September 2023; interim payments were made starting August 2022
*** Interest rate is zero-risk discount rates of 8.50% and 3.25% used to capitalize the stream of real estate lease payments on both these leases.
**** The Company is under negotiation regarding the renewal of the lease.

Amounts outstanding are shown as of December 31, 2023. The interest rate for Farnam Street Financial and Camber Road Partners reflects the implicit rate or the present value of future payments and the asset's fair value. The interest rate for Camber Road Partners is considerably higher than Farnam Street Financial since the lease agreement for Camber Road Partners includes a buy-out option at the end of the lease term whereas Farnam Street Financial does not.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds
February 10, 2022	Regulation A	Series E Preferred Convertible into Common Stock*	$36,269,524**	Working capital
March 10, 2022	Rule 506(c) of Regulation D	Series A-1 Preferred Stock	$15,015,000	Working capital
October 12, 2023	Regulation CF	Common Stock	$4,985,539	Working capital
March 27, 2024	Regulation D	Common Stock	$1,195,056	Working capital
November 4, 2024	Regulation A	Common Stock	$19,905,249	Working capital

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loans

In July of 2022, Miso loaned Future VC, a related party, $1,500,000 at an annual interest rate of 12% (later increased to 17%), plus fees paid to Miso of $35,000, pursuant to a senior, secured promissory note, as amended (the "Future VC Note") to support an effort to develop an experimental robot that would remove the pits and skin of avocados. The goal was to decrease preparation time and increase throughput of avocados used in guacamole production. With Future VC taking most of the development risk, the hope was that Miso could create a financial gain, as well as also receive critical knowledge from this effort which Miso could then deploy across Flippy and its own products.

In the second half of 2023, Future VC (via a related entity known as Vebu Labs, Inc. ("Vebu Labs")) made headlines globally when it announced that its automated "Autocado" product was launching in a pilot program at Chipotle. As of December 31, 2023, the outstanding balance was $303,906 including $266,402 in principal and $37,504 in accrued interest payable. Additionally, Miso's new leadership negotiated a grant of warrants from Vebu Labs to Miso which allows Miso to purchase up to 25,000 shares of Vebu Labs at a price of $5.57 per share at any time prior to October 15, 2033. James Jordan, Miso's former President and Chairman of the Board owns approximately 40% of Vebu Labs.

As of June 30, 2024 and December 31, 2023, the Company had accounts payable with related parties under common control and management of $0.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Fiscal Years Ended December 31, 2023 and 2022

Results of Operations

Miso's operating expenses primarily consist of research and development, sales and marketing and general and administrative costs. For the year ended December 31, 2023, total operating expenses were $20,932,640 compared to $39,326,242 for the period year ended December 31, 2022. The Company reduced its total operating expenses by $18,393,602 or approximately 47%. The Company significantly reduced its research and development efforts and accordingly refocused its efforts and resources on its signature product, Flippy. Miso believes that this strategy allows Miso to de-risk the development and adds a cost-focused discipline.

During the year ended December 31, 2023, research and development ("R&D") costs totaled $9,986,149 compared to $18,613,774 for the year ended December 31, 2022, representing a reduction of 46%. There was a reduction in headcount during the first half of 2023. Miso received an R&D Tax Credit in 2023, totaling $1,489,029.

Further, sales and marketing costs were $571,222 for the year ended December 31, 2023 compared to $10,087,687 for the year ended December 31, 2022. The decrease in spending was due to a reduction of equity crowdfunding marketing expenses during 2023.

Miso also saw a decrease in general and administrative expenses (including customer operations), decreasing to $10,375,269 for the year ended December 31, 2023 compared to $10,624,781 for the year ended December 31, 2022. These expenses include payroll, employee travel expenses, and professional fees supporting our Regulation CF offering and corporate governance.

During the year ended December 31, 2023, Miso generated $492,570 in net revenue as compared to $272,850 for the year ended December 31, 2022. These revenues are associated with the increased installation of units in our pilot programs and continued partnerships with current partners, such as White Castle, Jack in the Box, and others.

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,	
	2023	2022
Hardware installation fees	$126,000	$105,550
Hardware & software usage fees	366,570	167,300
	$492,570	$272,850

Our cost of net revenue was $1,254,846, resulting in a gross loss of $762,276 for the year ended December 31, 2023. Cost of net revenue for the year ended December 31, 2022 resulted in a gross loss of $326,416 for the year ended December 31, 2022. Further, eleven installations took place during the year ended December 31, 2023. Credits during 2023 were issued to customers as compensation for missed expectations with respect to product reliability and performance. The credits, as a reduction to invoice amount totaled $58,535 for the year ended December 31, 2023 compared to $78,200 for the year ended December 31, 2022. Customer credits were largely discontinued after September 2023 and are now issued on a very selective basis. The Company continues to improve products through the release of software updates.

Cost Reductions

The Company's management team has led a series of significant efforts to reduce costs in order to responsibly navigate today's evolving financial and business markets. During May 2023, Miso instituted an operating discipline that has reduced the Company's average monthly cash operating burn by over 30% versus the prior months of 2023. The Company maintained this 30% reduction throughout the entire second half of 2023.

The Company has also successfully completed certain complex transactions that will further reduce its operating expense burden by an additional $4 million, including:

- *Office Lease*: Miso undertook and completed a restructuring of its corporate office lease, which will reduce approximately $1.7 million of costs over the next 18 months. It also successfully reduced its remaining lease term from five years to eighteen months, which provides Miso with far more optionality in its future decision-making. These changes do not impact Miso's AI and robotics development lab located across the street from its corporate offices;

- *Equipment Leasing Facility*: The Company recently restructured its equipment leasing facility with Camber Road, one of its two equipment financing facilities. This will reduce Miso's out-of-pocket expenses by approximately $1.8 million over the next 36 months; and

- *Removing Outdated Flippys from Certain Legacy Partners*: The Company analyzed its restaurant partnerships and determined that a handful of legacy Flippy installations were demanding an outsized portion of the Company's technical support and engineering resources. These reasons included being located in hard-to-reach locations, prolonged wifi connectivity challenges, and other key issues that prevented Flippy from operating optimally. Accordingly, the Company has begun the process of removing these expense-heavy Flippy units in order to redirect its focus and resources towards higher priority partnerships, as well as towards the engineering efforts that support the next generation Flippy.

Liquidity and Capital Resources

Assets and Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation CF and both Rule 506(c) and Rule 506(b) of Regulation D. While we have generated limited revenue, that revenue has not been enough to sustain operations.

Cash and Cash Equivalents

As of December 31, 2023, the Company's cash and cash equivalents were $6,849,946 compared to $8,208,837 as of December 31, 2022. Cash represents the largest component of our current assets, with smaller amounts recorded as prepaid expenses and accounts receivable.

Inventory

Inventory increased significantly from $2,308 at December 31, 2022 to $779,500 at December 31, 2023 as we acquired additional raw materials to meet increased expected demand from both existing customers and new potential customers.

Property and Equipment

The net value of property and equipment (cost less accumulated depreciation) decreased from $1,329,036 to $962,119 between December 31, 2022 and December 31, 2023, respectively. This decrease was the result of depreciation.

Right of Use Assets

Our non-current assets include right of use assets associated with our operating leases and finance lease. We have aligned the right-of-use assets as of December 31, 2023 and December 31, 2022 with ASC 842 capital leasing guidelines. For the year ended December 31, 2023, we recorded $872,571 for the operating lease right of use assets compared to $4,714,470 for the operating lease right of use as of December 31, 2022 and $5,786,376 for the financing lease right of use assets as of December 31, 2023 compared to $5,799,640 for the financing lease right of use assets, at December 31, 2022.

Sales of Securities

In the period ended December 31, 2023 the Company engaged in a sale of its Series A-1 Preferred Stock. The Company issued 3,015,323 Series A-1 Preferred Stock shares and 3,015,323 warrants to Ecolab, resulting in proceeds of $15,015,000 as of December 31, 2023. Additionally, the Company issued 1,265,425 shares of Common Stock under Regulation CF and Regulation D offerings.

Ally Robotics Note

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., ("Ally") a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally's common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through August 31, 2023, the Company held a 55.92% interest in Ally. On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660 and a restructuring of $1,250,000 loan granted in 2022, including accrued interest as of August 31, 2023 into $1,336,742 promissory note. Following this, Miso held no equity or other controlling interest in Ally. Ultimately, the intent of the September 1, 2023 divestiture is to allow Ally's founders to try to salvage any value they can, while also potentially benefiting Miso's shareholders by allowing Miso to hold a security interest in Ally's assets until the $1,336,742 million note receivable is paid in its entirety.

Liabilities and Material Commitments

Accounts Payable

Between December 31, 2022 and December 31, 2023, we experienced a decrease in accounts payable from $3,641,377 to $825,534.

Right of Use Liabilities

Our liabilities include right of use liabilities associated with our operating leases and finance lease. We have included the right of use liability as of December 31, 2023 and 2022 to align with ASC 842 capital leasing guidelines. As of December 31, 2023 and 2022, we recorded liabilities of $937,970 and $4,775,186 for the operating lease right of use liabilities, and $4,238,719 and $5,448,811 for the financing lease right of use liabilities, all respectively.

While our current assets exceed our current liabilities by an amount of $4,136,731 as of December 31, 2023, the Company is still reliant on investor financing to support its operations, and anticipates undertaking new offerings of securities to investors in 2024 utilizing Regulation A, and Regulation D.

Restricted Cash

The Company established a letter of credit to one of its banks amounting to $1,174,489, which was included as non-current restricted cash on Miso's consolidated balance sheet as of December 31, 2022. This letter of credit was a requirement of one of its operating lease agreements. In August 2023, the Company terminated the related operating lease, as a result the $1,121,694 was forfeited in favor of the lessor. The remaining balance of $52,795 was transferred to unrestricted bank account. Restricted cash as of December 31, 2023 was $0.

Cash Flows

Historical Cash Flows

	Year Ended December 31	
	2023	2022
Net Cash Used in Operation Activities	$(22,804,413)	$(42,407,394)
Net Cash Used in Investing Activities	$1,110,513	$(1,608,962)
Net Cash Provided by Financing Activities	$19,160,520	$39,657,157

At December 31, 2023, our principal source of liquidity was cash and cash equivalents, which we achieved through our offerings of securities as discussed below in greater detail. We believe that additional financing will be required to meet our cash needs to continue development of the Company's products.

Operating Activities

Cash used in operating activities included net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, and other non-cash expenses.

Investing Activities

Primary investing activities included purchase of property and equipment, along with the issuance of a loan to a related party, which was partially repaid in 2023.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of the Company's capital stock.

Previous and Current Financing

The following summarizes the Company's financing history:

2024 Regulation A Offering

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Should the Company have a fully subscribed offering, it will be able to receive net proceeds of approximately $23.5 million. As of January 16, 2025, the Company has received gross proceeds of $19,893,744.36 in this offering and has a receivable of $10,542.83.

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares and warrants to Ecolab for a total purchase price of $15,015,000. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,000 divided by the lesser of the "original issue price" of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024, and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,658 shares for gross proceeds of $4,985,539. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of $424,915 in 2023. Miso issued the shares at a price per share of $4.97.

Prior Regulation A, Regulation D and Regulation CF Offerings, and Stock Conversions

2022 Common Stock Conversion

In December 2022, all preferred shares were converted into Common Stock at the applicable conversion rates listed below (the "2022 Stock Conversion").

2022 Series E

In 2022, the Company completed Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284. The Company originally issued the shares at a price of $10.05 per share, and in October 2022, the Company increased the price in the offering to $11.06 per share. All of these shares were converted to Common Stock in the 2022 Stock Conversion at a rate of one Common Share for each one share of Series E Preferred Stock.

2022 Common Stock Split

On January 11, 2022, the Company effected a 7:1 forward stock split of its authorized, designated, issued, and outstanding shares of common stock (the "2022 Stock Split").

Indebtedness

As of December 31, 2023, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate		Start Date		Maturity Date
Farnam Street Financial	$1,327,458	3.48	%	8/1/2022	[1]	1/31/2025[4]
Camber Road Partners	$2,911,261	25.04	%	9/1/2023	[2]	8/31/2026
Bit Playhouse LLC	$183,631	8.50	%[3]	9/1/2023		2/28/2025
J. and R. Pikover Family Trust	$754,339	3.25	%[3]	11/1/2021		10/31/2026

(1) Start date of fixed monthly rental payments; interim payments were made starting April 2022.
(2) Start date of fixed monthly payments were made starting September 2023; interim payments were made starting August 2022.
(3) Interest rate is zero-risk discount rates of 8.50% and 3.25% used to capitalize the stream of real estate lease payments on both these leases.
(4) The Company is under negotiations regarding the renewal of the lease.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

REGULATORY INFORMATION

Disqualification

Neither the Company, nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have previously filed all annual reports to date. Any annual reports are available on our website, at https://www.misorobotics.com/investors.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at: www.invest.misorobotics.com.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS


MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2023 and 2022




To the Board of Directors of
Miso Robotics, Inc.
Pasadena, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Miso Robotics, Inc. and subsidiary (Ally Robotics, Inc., through the deconsolidation date) (collectively, the "Company") which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $24,452,313 and $45,423,112 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $113,692,917 and cash of $6,849,946, relative to negative operating cash flows of $22,804,413 in 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 29, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

INDEPENDENT AUDITOR’S REPORT

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,849,946	$ 8,208,837
Accounts receivable, net	12,750	87,700
Inventory	779,500	2,308
Deposit - current	100,801	115,001
Prepaid expenses and other current assets	73,053	233,386
Other receivables	7,881	-
Assets per discontinued operations, current	-	2,474,638
Total current assets	7,823,931	11,121,870
Property and equipment, net	962,119	1,329,036
Operating lease right of use assets, net	872,571	4,714,470
Finance lease right of use assets, net	5,786,376	5,799,640
Restricted cash	-	1,174,489
Deposits and other assets	226,297	805,634
Total assets	$ 15,671,294	$ 24,945,139
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 825,534	$ 3,641,377
Accrued expenses and other current liabilities	356,644	361,313
Operating lease right of use liabilities, current portion	407,162	887,198
Finance lease right of use liabilities, current portion	2,097,860	1,721,760
Liabilities per discontinued operations, current	-	582,299
Total current liabilities	3,687,200	7,193,947
Operating lease right of use liabilities	530,808	3,887,988
Finance lease right of use liabilities	2,140,859	3,727,051
Liabilities per discontinued operations	-	241,053
Total liabilities	6,358,867	15,050,039
Commitments and contingencies		
Stockholders' equity:		
Series A-1 preferred stock, $0.0001 par value, 11,056,183 and 0 shares authorized as of December 31, 2023 and 2022, respectively, 3,015,323 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively, liquidation preferences of $15,000,000 and $0 as of December 31, 2023 and 2022, respectively	301	-
Undesignated preferred stock, $0.0001 par value, 628,619 shares authorized as of December 31, 2023	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 42,874,850 and 41,516,589 shares issued and outstanding as of December 31, 2023 and 2022, respectively 75,469 and 43,750 shares unvested as of December 31, 2023 and 2022, respectively	4,287	4,151
Additional paid-in capital	123,333,734	109,144,939
Subscription receivable	(29,072)	(4,272,401)
Loan and interest receivable, related parties	(303,906)	(741,800)
Accumulated deficit	(113,692,917)	(94,378,371)
Total stockholders' equity attributable to Miso Robotics stockholders	9,312,427	9,756,518
Noncontrolling interests	-	138,582

Total stockholders' equity	9,312,427	9,895,100
Total liabilities and stockholders' equity	$ 15,671,294	$ 24,945,139

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Net revenue	$ 492,570	$ 272,850
Cost of net revenues	1,254,846	599,266
Gross loss	(762,276)	(326,416)
Operating expenses:		
Research and development	9,986,149	18,613,774
Sales and marketing	571,222	10,087,687
General and administrative	10,375,269	10,624,781
Total operating expenses	20,932,640	39,326,242
Loss from operations	(21,694,916)	(39,652,658)
Other income (expense):		
Interest expense	(727,483)	(173,321)
Interest income	593,559	178,697
R&D tax credit income	1,489,029	-
Loss on terminations of operating leases, net	(866,452)	-
Other income	7,918	2,078
Total other income (expense), net	496,571	7,454
Provision for income taxes	-	-
Net loss from continuing operations	(21,198,345)	(39,645,204)
Discontinued operations:		
Loss from discontinued operations	(4,131,750)	(5,777,908)
Gain on deconsolidation of subsidiary	877,782	-
Net loss from discontinued operations, net of tax	(3,253,968)	(5,777,908)
Net loss	$ (24,452,313)	$ (45,423,112)
Net loss attributable to noncontrolling interests	(1,245,859)	(2,521,786)
Net loss attributable to Miso Robotics Inc. stockholders	$ (23,206,454)	$ (42,901,326)
Weighted average common shares outstanding - basic and diluted	42,195,720	12,193,121
Net loss per common share attributable to Miso Robotics stockholders - basic and diluted (continuing operations)	$ (0.50)	$ (3.52)
Net loss per common share attributable to Miso Robotics stockholders - basic and diluted (discontinued operations)	$ (0.05)	$ (0.47)
Net loss attributable to Miso Robotics Inc. stockholders		
Net loss from continuing operations	$ (21,198,345)	$ (39,670,460)
Net loss from discontinued operations, net of tax	(2,008,109)	(3,230,866)
	$ (23,206,454)	$ (42,901,326)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Series A-1 Preferred Stock | | Common Stock | | Additional Paid-in Capital | Subscription Receivable | Loan and Interest Receivable, Related Parties | Accumulated Deficit | Total Stockholders' Equity Attributable Miso Robotics Stockholders | Noncontrolling Interests | Total Stockholders' Equity |
	Shares	Amount	Shares	Amount							
Balances at December 31, 2021	- $	-	12,165,650 $	1,216	$ 66,182,996	$ (1,188,848) $	-	$ (51,477,045) $	13,518,688 $	(50) $	13,518,638
Issuance of Series D preferred stock	-	-	-	-	161,139	1,188,848	-	-	1,349,987	-	1,349,987
Issuance of Series E preferred stock	-	-	-	-	36,269,524	(629,844)	-	-	35,640,027	-	35,640,027
Issuance of common stock of subsidiary	-	-	-	-	7,074,485	(3,642,557)	-	-	3,431,928	2,660,418	6,092,346
Issuance of loan, and interest to related party, net of repayments	-	-	-	-	-	-	(741,800)	-	(741,800)	-	(741,800)
Exercise of stock options	-	-	94,618	9	91,834	-	-	-	91,843	-	91,843
Conversion of Series A, B, C, D and E preferred stock into common stock	-	-	29,291,321	2,929	(2,213)	-	-	-	-	-	-
Forfeitures of restricted common stock	-	-	(35,000)	(3)	3	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	996,542	-	-	-	996,542	-	996,542
Warrants issued for services	-	-	-	-	106,462	-	-	-	106,462	-	106,462
Offering costs	-	-	-	-	(1,735,833)	-	-	-	(1,735,833)	-	(1,735,833)
Net loss	-	-	-	-	-	-	-	(42,901,326)	(42,901,326)	(2,521,786)	(45,423,112)
Balances at December 31, 2022	-	-	41,516,589	4,151	109,144,939	(4,272,401)	(741,800)	(94,378,371)	9,756,518	138,582	9,895,100
Issuance of Series A-1 preferred stock and warrants	3,015,323	301	-	-	15,014,699	-	-	-	15,015,000	-	15,015,000
Equity transactions of deconsolidated subsidiary	-	-	-	-	(1,183,897)	1,642,557	-	-	458,660	383,892	842,552
Issuance of common stock	-	-	1,265,425	127	6,205,096	-	-	-	6,205,223	-	6,205,223
Offering costs	-	-	-	-	(632,782)	-	-	-	(632,782)	-	(632,782)
Exercise of stock options	-	-	92,836	9	91,467	-	-	-	91,476	-	91,476
Collection of subscription receivable	-	-	-	-	-	600,772	-	-	600,772	-	600,772
Collection of loan and interest from related party, net of additional loan fee	-	-	-	-	-	-	437,894	-	437,894	-	437,894
Stock-based compensation expense	-	-	-	-	525,312	-	-	-	525,312	-	525,312
Warrants issued for services and lease payments	-	-	-	-	59,488	-	-	-	59,488	-	59,488
Net loss from discontinued operations	-	-	-	-	-	-	-	(2,008,109)	(2,008,109)	(1,245,859)	(3,253,968)
Deconsolidation	-	-	-	-	(5,890,588)	2,000,000	-	3,891,908	1,320	723,385	724,705
Net loss from continuing operations	-	-	-	-	-	-	-	(21,198,345)	(21,198,345)	-	(21,198,345)
Balances at December 31, 2023	3,015,323 $	301	42,874,850 $	4,287	$123,333,734	$ (29,072) $	(303,906)	$(113,692,917) $	9,312,427 $	- $	9,312,427

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:		
Net loss	$ (24,452,313)	$ (45,423,112)
Loss from discontinued operations	4,131,750	5,777,908
Gain on deconsolidation of subsidiary	(877,782)	-
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	525,312	996,542
Warrants issued for services and lease payments	59,488	106,462
Services performed in connection with future equity obligations	-	241,053
Loan origination fee	(10,000)	(25,000)
Bad debt expense	167,837	21,600
Depreciation	368,373	410,809
Loss on disposal of property and equipment	-	2,120
Amortization of right of use assets	2,701,617	1,577,104
Gain on terminations of operating leases	(255,242)	-
Changes in operating assets and liabilities:		
Accounts receivable	39,350	(77,650)
Inventory	(777,192)	728,872
Prepaid expenses and other current assets	160,333	(63,297)
Interest receivable - current	(89,737)	-
Other receivables	(140,118)	-
Deposit - current	14,200	134,039
Interest receivable, related party	-	(66,800)
Accounts payable	(2,815,843)	1,452,805
Accrued expenses and other current liabilities	(4,669)	187,121
Operating lease right of use liabilities, net	(676,139)	(717,721)
Net cash used in operating activities - continuing	(21,930,775)	(34,737,145)
Net cash used in operating activities - discontinued	(873,638)	(7,670,249)
Net cash used in operating activities	(22,804,413)	(42,407,394)
Cash flows from investing activities:		
Purchases of property and equipment	(1,456)	(958,962)
Issuance of loan to related parties	-	(1,500,000)
Cash received from loan repayments	537,631	850,000
Deposits and other assets	579,337	-
Net cash provided by (used in) investing activities - continuing	1,115,512	(1,608,962)
Net cash provided by (used in) investing activities - discontinued	(4,999)	-
Net cash provided by (used in) investing activities	1,110,513	(1,608,962)
Cash flows from financing activities:		
Repayment of finance lease right of use liabilities	(2,962,381)	(1,149,495)
Security deposit from leased equipment	-	(631,718)
Proceeds from issuance of Series A-1 preferred stock and preferred stock warrants	15,015,000	-
Proceeds from issuance of Series D preferred stock	-	161,139
Proceeds from issuance of Series E preferred stock	-	35,640,027
Proceeds from issuance of common stock	6,205,223	-
Collection of subscription receivable	600,772	1,188,848
Exercise of stock options	91,476	91,843
Offering costs	(632,782)	(1,735,833)
Proceeds from sale of subsidiary	660	-
Net cash provided by financing activities - continuing	18,317,968	33,564,811
Net cash provided by financing activities - discontinued	842,552	6,092,346

Net cash provided by financing activities		19,160,520	39,657,157
Net change in cash, cash equivalents and restricted cash		(2,533,380)	(4,359,199)
Cash, cash equivalents, and restricted cash at beginning of year		9,383,326	13,742,525
Cash and cash equivalents at end of year	$	6,849,946	$ 9,383,326

Supplemental disclosure of cash flow information:

Cash paid for income taxes	$	-	$ -
Cash paid for interest	$	-	$ 57,393
Restricted cash forfeited due to termination of an operating lease	$	1,121,694	$ -

Supplemental disclosure of non-cash financing activities:

Subscription receivable on Series E preferred stock	$	-	$ 629,844
Subscription receivable on common stock	$	-	$ -
SAFEs issued for services	$	-	$ 241,053
Recognition of finance lease right of use asset	$	1,752,289	$ 6,598,307
Lease liability arising from obtaining finance lease right of use asset	$	1,752,289	$ 6,598,307

Supplemental disclosure of non-cash investing activities:

Interest capitalized to loan receivable, related party	$	119,033	$ -

Supplemental disclosure of non-cash operating activities:

Warrants issued as payment for operating lease liability	$	50,000	$ 40,000
Recognition of operating lease right of use asset	$	2,538,199	$ 5,492,907
Lease liability arising from obtaining operating lease right of use asset	$	2,538,199	$ 5,492,907
Derecognition of operating lease right of use assets due to termination	$	5,444,034	$ -
Derecognition of operating lease right of use liabilities due to termination	$	5,699,276	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Miso Robotics, Inc. (the "Company") was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., ("Ally") a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally's common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through August 31, 2023, the Company held a 55.92% interest in Ally. On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660 and renegotiation of an existing note receivable into a $1,336,742 note receivable from Ally that is due and payable on August 31, 2026. Following this, Miso held no equity or other controlling interest in Ally. Ultimately, the intent of the August 31, 2023 divestiture is to allow Ally's founders to try to salvage any value they can while also potentially benefiting Miso's shareholders by allowing Miso to hold a security interest in Ally's assets until the $1,336,742 note receivable is paid in its entirety.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $24,452,313 and $45,423,112 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $113,692,917 and cash of $6,849,946, relative to negative operating cash flows of $22,804,413 in 2023. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. On March 27, 2024, the Company completed a Regulation D offering of Common Stock and issued 240,454 shares for gross proceeds of $1,195,056. In connection with the raise, the Company incurred issuance costs of approximately $22,560. The Company issued the shares at a price per share of $4.97. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021 until August 31, 2023. All inter-company transactions and balances have been eliminated in consolidation.

Derecognition of Ally

The Company accounted for its disposal of its equity interests in Ally under ASC 810-10-40-5 whereby the parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A by recognizing a gain or loss in net income/(loss) attributable to the parent, measured as the difference between a) the aggregate of all of the following: 1. The fair value of any consideration received; 2. The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated, or the group of assets is derecognized; 3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated, and b) the carrying amount of the former subsidiary's assets and liabilities or the carrying amount of the group of assets.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of December 31, 2023 and 2022, the Company had cash of $6,365,177 and $10,175,451, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents subjecting the Company to significant credit risks.

The Company established a letter of credit to one of its banks amounting to $1,174,489. This letter of credit is a requirement of one of its operating lease agreements. In August 2023, the Company terminated the related operating lease, as a result the $1,121,694 was forfeited in favor of the lessor. The remaining balance of $52,795 was transferred to unrestricted bank account. Restricted cash as of December 31, 2023 and 2022 was $0 and $1,174,489, respectively, which was included as non-current restricted cash on the consolidated balance sheet.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company had an allowance for doubtful accounts of $12,875 and $16,875, respectively. During the years ended December 31, 2023 and 2022, the Company recorded bad debt expense of $35,600 and $21,600, respectively. The Company also recorded an allowance and bad debt expense on other receivables of $132,237 during 2023.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2023 inventory consisted of raw materials for future use in building robotic equipment, which is expected to be reclassified to right of use assets upon commencement of use of this inventory. In 2022, finished goods were transferred to property and equipment due to a change in management's intended use of these assets. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Inventory consists of the following:

| | December 31, | |
	2023	**2022**
Raw materials	779,500	2,308
	$ 779,500	$ 2,308

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

	Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Robotic units	Shorter of lease term or 7 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2023 and 2022.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2023 and 2022 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied, adjusting for recognition of credits when performance is recognized unsatisfactorily.

Revenue is recognized with the service provided by the hardware and software at the customer location. The Master Service Agreement specifies the amount that the Company expects in exchange for those services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and hardware and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. For the years ended December 31, 2023 and 2022, the Company applied credits totaling $58,535 and $78,200, respectively, against the agreements to reduce the recognized revenues as consideration to the Company's customers for unsatisfactory performance on the Company's agreements.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer's location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing. Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

Hardware & Software Usage

Hardware & software usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Hardware

The Company changed its revenue model in 2022 such that it no longer intends to have hardware revenue from sales of its products. The Company no longer intends to sell its hardware and does not expect any revenue from this category going forward.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,	
	2023	**2022**
Hardware installation fees	$ 126,000	$ 105,550
Hardware & software usage fees	366,570	167,300
	$ 492,570	$ 272,850

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2023 and 2022.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

Cost of Net Revenues

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and 2022 amounted to approximately $382,000 and $9,653,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

During the years ended December 31, 2023 and 2022, two customers accounted for a total of 86% and 66% of the Company's revenue, respectively. As of December 31, 2023 and 2022, two customers accounted for 86% and 88% of the Company's accounts receivable, respectively.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and statements of changes in stockholders' equity. Net income (loss) and comprehensive income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and statements of changes in stockholders' equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. As of September 1, 2023, the Company derecognized its noncontrolling interest in Ally. For 2022, the Company recorded a loss of $2,521,786 attributable to noncontrolling interests.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	**2022**
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	-
Common Stock Warrants	2,766,453	2,735,968
Preferred Stock Warrants	3,021,542	6,219
Options to purchase common stock	4,470,991	8,248,236
Total potentially dilutive shares	13,274,309	10,990,423

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016 02, Leases (ASC 842). This ASU required a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.
e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses"*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the consolidated financial statements as Company's customers are direct consumers and pay at the time of purchase.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. DISCONTINUED OPERATIONS

On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660. Also as a result of these negotiations, but not included in the consideration exchanged in the deconsolidation transaction as the note was previously outstanding in the same amount, was an existing note receivable for $1,336,742 from Ally that is due and payable on August 31, 2026. ("Ally Note"). The Ally Note earns interest at the rate of 8% per annum, matures on August 31, 2026, and is secured by all of Ally's assets, including its intellectual property and inventory. As of December 31, 2023, accrued interest on the Ally Note was $36,241 and the full principal amount remained outstanding. This note has been fully reserved for as of December 31, 2023.

The sale of Ally was accounted for a business disposition in accordance with ASC 810-10-40-3A. As of September 1, 2023, the Company no longer consolidated the assets, liabilities, revenues and expenses of Ally. Furthermore, the Company no longer held its noncontrolling interests. The components of the disposition are as follows:

Cash payment	$	660
Noncontrolling interests		723,385
Total consideration received	$	724,045
Total carrying amount of assets and liabilities (net deficit)		(1,601,827)
Gain on deconsolidation of subsidiary	$	(877,782)

The gain on deconsolidation of subsidiary of $877,782 was included in loss from discontinued operations, net of tax in the consolidated statements of operations.

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the years ended December 31, 2023 and 2022. The results of the discontinued operations of Ally for the years ended December 31, 2023 and 2022 consist of the following:

	Year Ended December 31,	
	2023	**2022**
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating expenses:		
Research and development	841,258	1,537,170
Sales and marketing	266,971	2,187,102
General and administrative	3,027,076	1,966,740
Total operating expenses	4,135,305	5,691,011
Loss from operations	(4,135,305)	(5,691,011)
Other income (expense):		
Interest expense	(154)	(86,897)
Other income	3,709	-
Gain on deconsolidation of subsidiary	877,782	-
Total other income (expense), net	881,337	(86,897)
Provision for income taxes	-	-
Net loss from discontinued operations	$ (3,253,968)	$ (5,777,908)
Weighted average common shares outstanding - basic and diluted	42,195,720	12,193,121
Net loss from discontinued operations per common share - basic and diluted	$ (0.08)	$ (0.47)

The following is a summary of assets and liabilities of discontinued operations as of December 31, 2022:

	December 31, 2022
ASSETS	
Current assets:	
Cash and cash equivalents	$ 2,467,484
Prepaid expenses and other current assets	7,154
Total assets	$ 2,474,638
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts payable	$ 582,299
Total current liabilities	582,299
Future equity obligations	241,053
Total liabilities	823,352

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,	
	2023	2022
Computer equipment and software	$ 368,496	$ 356,540
Kitchen and lab equipment	210,333	220,833
Furniture and fixtures	173,068	173,068
Leasehold improvements	1,262,324	1,262,324
	2,014,221	2,012,765
Less: Accumulated depreciation	(1,052,102)	(683,729)
	$ 962,119	$ 1,329,036

Depreciation and amortization expense of $368,373 and $410,809 for the years ended December 31, 2023 and 2022, respectively, were included in operating expenses in the consolidated statements of operations.

During the years ended December 31, 2023 and 2022, the Company recognized a loss on disposal of property and equipment of $0 and $2,120, respectively.

In 2022, robotic units financed from two lenders amounted to $6,598,307, which were classified as finance lease right of use assets in the consolidated balance sheets as of December 31, 2022 (see Note 11).

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2023	2022
Accrued personnel costs	$ 325,985	$ 361,262
Other	30,659	51
	$ 356,644	$ 361,313

7. STOCKHOLDERS' EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

In January 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

On March 8, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as "Preferred Stock"). As of December 31, 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

Convertible Preferred Stock

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2023, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share ("Series E Original Issue Price").

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock

In March 2023, the Company issued 3,015,323 shares of Series A-1 preferred stock and warrants to purchase 3,015,323 shares of Series A-1 preferred stock for $5.97 per share, expiring after ten years, for total combined proceeds to $15,015,000.

As of December 31, 2023 and 2022, 3,015,323 and 0 shares of Series A-1 preferred stock were issued and outstanding, respectively.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A-1 preferred stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1 is $5.97. The total liquidation preferences as of December 31, 2023 and 2022 amounted to $15,000,000 and $0, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $24.59 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

Common Stock

As of December 31, 2023 and 2022, the Company authorized 80,000,000 shares of common stock, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

During the year ended December 31, 2022, the Company issued 94,618 shares of common stock pursuant to exercises of stock options for proceeds of $91,843.

During the year ended December 31, 2023, the Company issued 1,024,971 shares of common stock pursuant to a Regulation CF offering for proceeds of $4,985,539. During the year ended December 31, 2023, the Company issued 240,454 shares of common stock pursuant to a Regulation D offering for proceeds of $1,219,684.

In 2023, option holders exercised options into 92,836 shares of common stock for proceeds of $91,467.

During the year ended December 31, 2023, the Company collected $4,243,329 of subscription receivable.

As of December 31, 2023 and 2022, there were 42,874,850 and 41,516,589 shares of common stock issued and outstanding, respectively.

Ally Common Stock

During the year ended December 31, 2022, Ally issued common stock for net proceeds of $6,092,346. As a result of the transaction, the Company recorded an increase in additional paid-in capital of $7,074,485 and noncontrolling interests of $2,660,418, as well as a subscription receivable of $3,642,557.

Future Equity Obligations

In July 2022, Ally entered into a Simple Agreement for Future Equity ("SAFE") with a vendor who had performed research and development services for Ally under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to Ally for services performed. This amount was included in research and development expenses in the consolidated statements of operations. The outstanding balance of the SAFE at both December 31, 2023 and 2022 was $241,053, which was included in liabilities from discontinued operations (see Note 4).

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of$25,000,000 on Ally's fully diluted capitalization.

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on Ally's then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

8. STOCK-BASED PAYMENTS

Common Stock Warrants

In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

During the year ended December 31, 2023, the Company issued 24,265 warrants to purchase common stock with an exercise price of $4.25 per share. All warrants issued shall have a term of 10 years. As of December 31, 2023, 21,912 warrants vested and 2,353 warrants are expected to vest up to February 2024.

Preferred Stock Warrants

In March 2023, the Company issued warrants to purchase up to 3,015,323 shares of Series A-1 preferred shares for a total purchase price of $15,000,000 or $4.97 per share, in conjunction with the preferred stock issuance discussed above. The warrants shall no longer be exercisable after March 10, 2033. In conjunction with the preferred stock issuance discussed above.

In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of December 31, 2023, all warrants were fully vested.

Summary

A summary of information related to common stock warrants for the years ended December 31, 2023 and 2022 is as follows:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2021	2,659,531	$	1.42	$	-
Granted	82,656		4.10		-
Exercised	-		-		-
Forfeited	-		-		-
Outstanding as of December 31, 2022	2,742,187	$	1.60	$	1,144,748
Granted	24,265		4.25		-
Exercised	-		-		-
Forfeited	-		-		-
Outstanding as of December 31, 2023	2,766,452	$	1.62	$	5,200
Exercisable as of December 31, 2023	2,764,099	$	1.62	$	-
Exercisable as of December 31, 2022	2,740,943	$	7,266,109.47	$	1,140,992

A summary of information related to preferred stock warrants for the years ended December 31, 2023 and 2022 is as follows:

	Warrants	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2022	-	$	-	$	-
Granted	3,015,323		4.97		-
Exercised	-		-		-
Forfeited	-		-		-
Outstanding as of December 31, 2023	3,015,323	$	4.97	$	-
Exercisable as of December 31, 2023	3,015,323	$	4.97	$	-
Exercisable as of December 31, 2022	-	$	-	$	-

The Company recorded service expense of $9,488 and $66,462 for the years ended December 31, 2023 and 2022, respectively. In 2023, $50,000 was deducted to the lease liability upon vesting of warrants to purchase preferred stock.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended December 31,	
	2023	**2022**
Risk-free interest rate	3.50%	2.83% - 4.45%
Expected term (in years)	5.2	5 - 5.42
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan ("2016 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. As of December 31, 2023, there were 917,907 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan ("2017 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan's inception. As of December 31, 2023, there were 3,467,284 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the years ended December 31, 2023 and 2022 is as follows:

	Options		Weighted Average Exercise Price		Instrinsic Value
Outstanding as of December 31, 2021	6,625,752	$	0.85	$	6,716,453
Granted	2,588,869		1.86		
Exercised	(94,618)		0.97		
Forfeited	(871,767)		1.42		
Outstanding as of December 31, 2022	8,248,236	$	1.10	$	9,695,024
Granted	563,500		1.77		
Exercised	(92,836)		0.99		
Forfeited	(4,247,909)		1.19		
Outstanding as of December 31, 2023	4,470,991	$	1.11	$	853,202
Exerciseable as of December 31, 2023	3,262,342	$	0.90	$	843,186
Exerciseable as of December 31, 2022	4,574,380	$	0.81	$	7,018,026

	Year Ended December 31,			
	2023		**2022**	
Weighted average grant-date fair value of options granted during period	$	1.30	$	1.26
Weighted average duration (years) to expiration of outstanding options		5.77		7.32

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2023	**2022**
Risk Free Interest Rate	3.45% - 4.68%	1.82%-4.36%
Expected Dividend Yield	0.00%	7.00
Expected Volatility	70.00%	70.00%
Expected Life (years)	7	0%

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $733,513 and $3,259,046, respectively. Stock-based compensation expense for stock options of $467,822 and $984,429 was recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,413,561 and $3,580,582 as of December 31, 2023 and 2022, respectively, and will be recognized over a weighted average period of 1.8 years as of December 31, 2023.

Restricted Common Stock

As of December 31, 2023 and 2022, the Company had 2,234,015 and 2,129,015 restricted shares of common stock outstanding under the option plans, respectively. As of December 31, 2023 and 2022, 2,158,546 and 2,085,265 shares were vested, respectively. The Company recorded stock-based compensation expense of $57,491 and $12,113 in the consolidated statements of operations for the years ended December 31, 2023 and 2022 respectively. Unrecognized stock compensation outstanding on these grants was $140,372 as of December 31, 2023.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,	
	2023	**2022**
Research and development expenses	$ 297,001	$ 665,116
General and administrative expenses	228,311	331,426
	$ 525,312	$ 996,542

9. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development, other GAAP to tax differences, and net operating loss carryforwards. As of December 31, 2023 and 2022 the Company had net deferred tax assets before valuation allowance of $32,084,272 and $27,026,815, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2023	**2022**
Deferred tax assets (liabilities):		
Net operating loss carryforwards	$ 28,725,425	$ 25,930,459
Stock-based compensation	24,173	16,017
Research and development tax credit carryforwards	907,730	907,730
Depreciation timing difference	(24,665)	(24,665)
Lease liability	(60,587)	(81,576)
Unamortized capitalized R&D	2,512,196	-
Other	-	278,850
Total	32,084,272	27,026,815
Valuation allowance	(32,084,272)	(27,026,815)
Net deferred tax assets (liabilities)	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $32,084,272 and $27,026,815 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $5,057,457 and $16,902,008 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $102,766,975 and $87,686,888, respectively. Federal NOL incurred prior to tax year 2018 amounting to $1.62 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $101.15 million and $86.07 million as of December 31, 2023 and 2022, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has approximately $908,000 of research and development credits that will expire in 2029, if unused.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. In the event that the is, the Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2022 tax years remain open to examination.

10. RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earns interest at 12% per annum and matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company's election. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The Company received repayments totaling $850,000 in 2022. As of December 31, 2022, the outstanding balance was $675,000, including $650,000 in principal and $25,000 in loan origination fees. Interest income recognized in 2022 amounted to $91,800, including $25,000 in loan origination fees. As of December 31, 2022, interest receivable was $66,800. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these consolidated financial statements. As of December 31, 2023, the outstanding principal was $266,403 and accrued interest was $37,504, which are included in contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these consolidated financial statements. Interest income of $70,757 was recorded on this note for the year ended December 31, 2023.

As of December 31, 2023 and 2022, the Company had accounts payable with related parties under common control and management of $0 and $397,788, respectively.

As of December 31, 2023, the Company had a note receivable of $1,336,742 and accrued interest of $36,241 with Ally Robotics, which was included in the discontinued operations. The outstanding balance was fully reserved for against bad debt expense in 2023.

The Company was granted warrants to purchase 25,000 shares of stock in Vebu Labs, a related party, with an exercise price of $5.57 per share, expiring in 2033. The Company determined the value of such was trivial and therefore did not record an associated asset.

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company's operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units.

The balances for the operating and finance leases are presented as follows within the consolidated balance sheet:

	December 31,	
	2023	**2022**
Operating leases:		
Operating lease right of use assets, net	$ 872,571	$ 4,714,470
Operating lease right of use liabilities, current portion	$ 407,162	$ 887,198
Operating lease right of use liabilities	530,808	3,887,988
Total operating lease liabilities	$ 937,970	$ 4,775,186
Finance leases:		
Finance lease right of use assets, net	$ 5,786,376	$ 5,799,640
Finance lease right of use liabilities, current portion	$ 2,097,860	$ 1,721,760
Finance lease right of use liabilities	2,140,859	3,727,051
Total finance lease liabilities	$ 4,238,719	$ 5,448,811

The components of lease expenses are as follows within the consolidated statements of operations are as follows:

	Year Ended December 31,	
	2023	**2022**
Operating lease expense:		
Operating lease expense	$ 1,149,150	$ 939,723
Loss on termination of operating lease, net	866,452	-
Total operating lease expense	2,015,602	939,723
Finance lease expense:		
Amortization of right of use assets (cost of net revenue)	$ 658,574	$ 236,799
Amortization of right of use assets (general and administrative)	1,106,979	561,868
Interest on right of use liabilities	727,483	175,052
Total finance lease expense	2,493,036	973,719
Total lease expense	$ 4,508,638	$ 1,913,442

For the year ended December 31, 2023, the Company recorded loss on terminations of leases of $866,452, which comprises of $1,121,694 loss on forfeiture of restricted cash due to termination of an operating lease and gain on termination of operating leases upon derecognition of related ROU assets and lease liabilities.

Supplemental cash flow information related to leases are as follows:

	Year Ended December 31,	
	2023	**2022**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 794,114	$ 865,402
Operating cash outflows from finance leases (interest payments)	$ 727,483	$ 57,393
Financing cash outflows from finance leases	$ 1,772,467	$ 463,595
Operating lease right of use assets obtained in exchange for operating lease liabilities	$ -	$ 5,492,907
Finance lease right of use assets obtained in exchange for finance lease liabilities	$ -	$ 5,794,748
Finance lease right of use assets obtained in exchange for interim rent	$ -	$ 803,559

Supplemental balance sheet information related to leases are as follows:

	December 31,	
	2023	**2022**
Weighted-average remaining lease term (in years)		
Operating leases	2.51	4.94
Finance leases	2.17	2.33
Weighted-average discount rate		
Operating leases	4.28%	3.41%
Finance leases	14.59%	12.12%

Maturities of lease liabilities as of December 31, 2023 are as follows:

Year Ended December 31,	**Operating leases**	**Finance leases**
2024	437,637	2,757,787
2025	307,867	1,611,614
2026	239,171	1,004,944
2027	-	-
Thereafter	-	-
Total minimum lease payments	984,675	5,374,345
Less: imputed interest	(46,705)	(1,135,626)
Total lease obligations	937,970	4,238,719
Less: Current portion	437,637	2,757,787
Long-term portion of lease obligations	$ 500,333	$ 1,480,932

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12. SUBSEQUENT EVENTS

On March 27, 2024, the Company completed a Regulation D offering of Common Stock and issued 240,454 shares for gross proceeds of $1,195,056. In connection with the raise, the Company incurred issuance costs of approximately $22,560. The Company issued the shares at a price per share of $4.97.

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Should the Company have a fully subscribed offering, it will be able to receive net proceeds of approximately $23.5 million. As of April 25, 2024, the Company has received gross proceeds of $2,824,203 in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Miso Robotics, Inc.

/s/ Richard Hull

By Richard Hull, Chief Executive Officer, President
Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Richard Hull

Richard Hull, Chief Executive Officer, President
Date: January 27, 2025

/s/Robert Lunny

Robert Lunny, Principal Financial and Accounting Officer
Date: January 27, 2025

/s/Richard Hull

Richard Hull, Director
Date: January 27, 2025

/s/Joseph Essas

Joseph Essas, Director
Date: January 27, 2025

/s/Thomas Bruderman

Thomas Bruderman, Director
Date: January 27, 2025

/s/John Miller

John Miller, Director
Date: January 27, 2025